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TALISMAN ENERGY FOURTH QUARTER RESULTS AND 2014 GUIDANCE CONFERENCE CALL AND WEBCAST

CALGARY, Alberta – December 18, 2013 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) has scheduled a telephone conference call and webcast for investors, analysts and media on Wednesday, February 12, 2014 at 11:00 a.m. MT (1:00 p.m. ET) to discuss its fourth quarter results and 2014 guidance. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management. Talisman expects to release its fourth quarter results and 2014 guidance the morning of February 12 before markets open.

To participate in the conference call, please contact the operator 10 minutes prior to the meeting.

Dial in numbers:
1-866-223-7781 (North America)
416-340-2216 (Toronto & International)

A live audio webcast of the conference call will be available on Talisman’s website (www.talismanenergy.com). Alternatively, visit: http://www.gowebcasting.com/5152
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Call replay

A replay of the conference call will be available at approximately 8:00 p.m. MT (10:00 p.m. ET) on
Wednesday, February 12, 2014 until 11:59 p.m. MT (1:59 a.m. ET) Wednesday, February 19, 2014. To
access the replay:

1-800-408-3053 (North America) passcode 6770452 or
905-694-9451 (Toronto & International) passcode 6770452

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is
committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and
New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Brent Anderson , Manager                                                                                         Lyle McLeod, Vice-President
External Relations                                                                                                         Investor Relations
Phone:   403-237-1912                                                                                                   Phone:          403-767-5732
Email:     tlm@talisman-energy.com                                                                            Email:            Htlm@talisman-energy.com

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